Board of Governors of the Federal Reserve System

Notice by Financial Institutions of Government Securities Broker or Government Securities Dealer Activities—Form G-FIN

This notice is required by law (15 U.S.C. § 78o-5(a)(1)(B)).

This notice must be filed by all financial institutions that are government securities brokers or government securities dealers that are not exempt from the notice requirement under regulations of the Department of the Treasury. Generally, a financial institution will not be required to file as a government securities broker or dealer if its only government securities activities are to (1) Buy or sell government securities solely for investment for its own account; (2) Buy or sell government securities for fiduciary accounts; (3) Handle savings bond transactions; (4) Submit tenders for the account of customers for purchase on original issue of U.S. Treasury securities; (5) Enter into repurchase or reverse repurchase agreements; (6) Effect fewer than 500 government securities brokerage transactions per year; (7) Effect brokerage transactions only through another government securities broker or dealer on a fully disclosed basis; or (8) Effect brokerage transactions that do not involve active solicitations.

An agency may not conduct or sponsor, and an organization (or a person) is not required to respond to, a collection of information unless it displays a currently valid OMB control number.

For further information on the requirements to file this notice, please refer to the instructions.

Public reporting burden for this collection of information is estimated to average 1 hour per response, including the time for reviewing instructions, searching existing data sources, gathering and maintaining the data needed, and completing and reviewing the collection of information. Send comments regarding this burden estimate or any other aspect of the collection of information, including suggestions for reducing this burden, to the Office of Information and Regulatory Affairs, Office of Management and Budget, Washington, DC 20503, and to one of the following: Secretary, Board of Governors of the Federal Reserve System, 20th and C Streets, NW, Washington, DC 20551; Assistant Executive Secretary (Administration), Room F-400, Federal Deposit Insurance Corporation, 550 17th Street, NW, Washington, DC 20429; Legislative and Regulatory Activities Division, Office of the Comptroller of the Currency, 400 7th Street, SW, Washington, DC 20219; or to Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549.

OFFICIAL USE

Notice of Government Securities Broker or Government Securities Dealer Activities to be Filed by a Financial Institution under Section 15C(a)(1)(B) of the Securities Exchange Act of 1934

1. Check appropriate regulatory agency (ARA):
   - A. ☐ Comptroller of the Currency
   - B. ☒ Board of Governors of the Federal Reserve System
   - C. ☐ Federal Deposit Insurance Corporation
   - D. ☐ Securities and Exchange Commission

2. Conducts business as:
   - A. ☐ Government Securities Broker
   - B. ☒ Government Securities Dealer
   - C. ☐ Government Securities Broker and Dealer

3. Filing status of notice:
   - A. ☒ Notice
   - B. ☐ Amendment

24007890

4. A. Full name of the financial institution: Credit Agricole Corporate and Investment Bank

   B. Address of principal office of financial institution:

   Address: 12 PLACE DES ETATS-UNIS - CS 70052
   City: MONTROUGE CEDEX State: Zip Code: 92547

   C. Address of principal office where government securities broker or government securities dealer activities will be conducted (if different from item (B)):

   Address: 1301 AVENUE OF THE AMERICAS
   City: NEW YORK State: NY Zip Code: 10019

   D. Mailing address if different from (B) or (C):

   Address:
   City: State: Zip Code:

   E. Name, title, and telephone number of contact person with respect to this notice:

   Name: MAY YU
   Title: Compliance Generalist
   Area Code / Phone Number: 212-261-3206

5. Does financial institution conduct, or will it conduct, government securities broker or government securities dealer activities at any location other than given in Question 4 above? A. ☐ Yes B. ☒ No

   (If yes, provide addresses and describe activities.)

Address	City	State	Zip Code	Describe Activities

6. Furnish the name and title of each person who is directly engaged in the management, direction, or supervision of any of the financial institution's government securities broker or government securities dealer activities:

Full Name

Please refer to attached list

Last / First / Middle — Title

Last / First / Middle — Title

Last / First / Middle — Title

Last / First / Middle — Title

GFIN-4s have been previously filed

Last / First / Middle — Title

NOTE: Attach a separate Form G-FIN-4 (or, if previously filed, a copy of Form MSD-4 or Form U-4) for each person named in item 6.

7. Has any “associated person” (see definition in paragraph A.7. of the instructions) responded “yes” to any question in Item 16 of Form G-FIN-4, or “yes” to one or more questions in Items 20 through 25 of Form MSD-4 on Page 22 of Form U-4?

A. ☐ Yes B. ☒ No

NOTE: The financial institution and the person executing this form are responsible for making an inquiry of all other employers of any associated person during the immediately preceding three years for the purpose of verifying the accuracy of the information furnished on Form G-FIN-4. (See 17 C.F.R. § 400.4(c)). Similar requirements are applicable to Form MSD-4 and Form U-4.

8. ***The financial institution submitting this notice and the person executing it represent that all of the information contained herein is true, current, and complete.***

Please print name and title of person executing this notice:

May Yu

Name (First, Middle, Last)

Compliance Generalist

Title

May Yu — Digitally signed by May Yu
Date: 2024.02.27 14:01:08 -05'00'

Signature

2/27/2024

Date

Credit Agricole Corporate and Investment Bank

Form G-FIN Section 6 Addendum

2/27/2024

#	LAST/FIRST NAME	TITLE
1	Alazard, Raphael	Director
2	Ambrosi, Francis	Managing Director
3	Benichou, Florent	Managing Director
4	Birchenough, Jack	Analyst
5	Bleu, Roland	Director
6	Burkat, David	Director
7	Cui, Haoting	Analyst
8	Darsses, Jean	Director
9	Delelis, Hugo	Analyst
10	Droge, Brendan	Director
11	Earnhardt, Madison	Associate
12	Fan, Jinghua	Managing Director
13	Feketie, John (Jack)	Vice President
14	Fers, Michael	Vice President
15	Galindo, Carlos	Managing Director
16	Gartlan, Fergal	Director
17	Gaur, Giselle	Vice President
18	Gesk, Eric	Vice President
19	Hardardt, Hillary	Analyst
20	Ho, Joseph	Associate
21	Kaplan, Russel	Director
22	Kaplony, Krisztina	Director
23	King, Daniel	Managing Director
24	Leizman, Ryan	Associate
25	Marks, Asher	Vice President
26	McFeely, Heather	Managing Director
27	Nihei, Hirokazu	Director
28	O'Callaghan, John	Managing Director
29	Orczyk, Karen	Managing Director
30	Prunier, Lionel	Managing Director
31	Rogg, Oskar	Managing Director
32	Sansone, Austin	Associate
33	Tilove, Matthew	Managing Director
34	Valente, Luca	Director
35	Wanecq, Adrien	Vice President
36	Wirth, Mark	Director
37	Zafar, Kashif	Managing Director
38	Zhuo, Katherine	Associate